As filed with the Securities and ExchangeCommission on February 15, 2005.

                                                          File No. 070-_____

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name of company filing this statement
                   and address of principal executive offices)
                  ---------------------------------------------

                                  Cinergy Corp.

                    (Name of top registered holding company)
                  ---------------------------------------------

                                 Gregory C. Wolf
                                 Vice President
                              Cinergy Ventures LLC
                             105 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)
                  -----------------------------------------------



                        Please direct communications to:

George Dwight II
Associate General Counsel                    Willliam C. Weeden
Cinergy Corp                                 Skadden Arps Slate Meagher & Flom
139 East Fourth Street, 25AT                 1400 New York Avenue, N.W. Street
Cincinnati, Ohio 45202                       Washington, DC 20005
513-287-2643 (ph)                            202-371-7877 (ph)
513-287-3810 (f)                             202-371-7012 (f)
gdwight@cinergy.com                          wweeden@skadden.com




Item 1.  Description of Proposed Transactions

        A.       Overview

         Cinergy Corp. ("Cinergy" or "Applicant"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authority to invest, directly or indirectly through one or more subsidiaries, up to $100 million (including existing investments, the "Investment Cap") from time to time through December 31, 2008 ("Authorization Period"), in new or existing non-utility companies ("IS Subsidiaries") that derive or will derive substantially all of their operating revenues from the sale of Infrastructure Services (as hereinafter defined) both within and outside the United States. The foregoing notwithstanding, pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over Cinergy's proposal to invest in any IS Subsidiary that derives or will derive a substantial portion of its operating revenues from the sale of Infrastructure Services outside the United States.

         The authority requested herein is necessary to enable Cinergy to continue to operate and grow the Infrastructure Services businesses previously authorized by the Commission, under an order expiring on April 1, 2005.

         B.       Cinergy

         Cinergy directly or indirectly owns all the outstanding common stock of public utility companies operating in Ohio, Indiana and Kentucky, the most significant of which are PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. CG&E is a combination electric and gas public utility holding company exempt from registration pursuant to Rule 2(b) that provides electric and gas service in the southwestern portion of Ohio. CG&E's principal subsidiary is The Union Light, Heat and Power Company, which provides electric and gas service in northern Kentucky. Cinergy also owns numerous nonutility subsidiaries engaged in businesses authorized under the Act, by Commission order or otherwise, including IS Subsidiaries (pursuant to the 2002 order described below), "exempt wholesale generators," as defined in Section 32 of the Act ("EWGs"), "foreign utility companies," as defined in Section 33 of the Act ("FUCOs"), "exempt telecommunications companies," as defined in Section 34 of the Act ("ETCs"), and "energy-related companies," as defined in Rule 58. As of and for the nine months ended September 30, 2004, Cinergy reported consolidated total assets of approximately $14.2 billion and consolidated total operating revenues of approximately $3.5 billion. For further information regarding Cinergy, reference is made to Cinergy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2004 and Cinergy's 2003 Annual Report on Form 10-K.

         C.       2002 Order

         By order dated October 23, 2002 in File No. 70-10015, HCAR No. 27581 ("2002 Order"), the Commission authorized Cinergy to invest up to $500 million through March 31, 2005 in IS Subsidiaries, while reserving jurisdiction over investments by Cinergy in IS Subsidiaries providing Infrastructure Services outside the United States.

         As defined in the 2002 Order, and for purposes of the authority requested hereby, "Infrastructure Services" include design, construction (as defined in Rule 80(c)), retrofit and maintenance of utility transmission and distribution systems; substation construction; installation and maintenance of natural gas pipelines and laterals, water and sewer pipelines, and underground and overhead telecommunications networks; and installation and servicing of meter reading devices and related communications networks, including fiber optic cable; provided, however, that Infrastructure Services would under no circumstances include the acquisition or ownership of "utility assets" within the meaning of Section 2(a)(18) of the Act.1

         Currently, Cinergy has four IS Subsidiaries (see the organizational chart filed herewith):

                Cinergy Supply Network, Inc., a Delaware corporation ("CSN"), which does not engage in an active business but rather is solely a holding company for Cinergy's other IS Subsidiaries.2

                Reliant Services, LLC ("Reliant"), an Indiana limited liability company owned jointly and equally by CSN and a subsidiary of Vectren Corporation. Reliant provides line locating and meter reading services to utilities and through its wholly-owned indirect subsidiary, Miller Pipeline Corporation, installs, repairs and maintains underground pipelines used in natural gas, water and sewer systems. Reliant operates throughout the United States with its customer base primarily concentrated in the Midwest.

                MP Acquisition Corp., an Indiana corporation ("MP"), is a direct wholly-owned subsidiary of Reliant that engages in no active business but rather is solely a holding company for Miller Pipeline Corporation.

                Miller Pipeline Corporation, an Indiana corporation ("Miller Pipeline"). A direct wholly-owned subsidiary of MP, Miller Pipeline installs, repairs and maintains underground pipelines used in natural gas, water and sewer systems. Miller Pipeline operates throughout the United States with its customer base primarily concentrated in the Midwest.

At September 30, 2004, Cinergy had invested a total of approximately $29 million in its IS Subsidiaries.

         D.       Requested Authority

         Cinergy requests authority to invest, directly or indirectly through one or more subsidiaries, from time to time over the Authorization Period, in IS Subsidiaries (including those described above) in an amount not to exceed the Investment Cap. The Investment Cap would include Cinergy's existing investments in IS Subsidiaries on the date of the Commission's order herein (as noted above, at September 30, 2004 Cinergy had invested approximately $29 million in IS Subsidiaries). Pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over any such investment where the IS Subsidiary derives or will derive substantially all of its operating revenues from the sale of Infrastructure Services outside the United States.

         Investments in any IS Subsidiary may take the form of an acquisition, directly or indirectly, of the stock or other equity securities of a new subsidiary or of an existing company and any subsequent purchases of additional equity securities and any loans or cash capital contributions to any such company. In addition, any guarantee provided by Cinergy in respect of any payment or performance obligation of any IS Subsidiary will be counted against the Investment Cap. Cinergy will fund investments in IS Subsidiaries using available cash or the proceeds of financings, as authorized in File No. 70-9577 (HCAR No. 27190, dated June 23, 2000) or any supplemental or superseding financing order issued to Cinergy during the Authorization Period.

         Cinergy will not seek recovery through higher rates to its utility subsidiaries' customers for any losses Cinergy may sustain, or any inadequate returns it may realize, in respect of its investments in IS Subsidiaries.

         Any Infrastructure Services performed by any IS Subsidiaries, directly or indirectly, for any associate or affiliate utility companies (as such terms are defined in the Act) will be conducted at cost and otherwise in accordance with the service agreements approved by the Commission in HCAR No. 27016, May 4, 1999 (File No. 70-9449).

         E.       Rule 24 Reports.

         With respect to the transactions proposed herein, Cinergy will file with the Commission pursuant to rule 24 under the Act a report for the six month period ended June 30 of each year (commencing June 30, 2003) to be filed no later than August 31 of the same year and a report for the six month period ended December 31 of each year (commencing with the first full six month period after issuance of the Commission's order herein) to be filed no later than March 31 of the following year.

         Each such report will list all Cinergy subsidiaries that are engaged in the business of providing Infrastructure Services. In addition, each report will list all of the Cinergy subsidiaries that provided Infrastructure Services to associate or affiliate utility companies during the reporting period and will include, for each such subsidiary:

        a list of the associate or affiliate utility companies that received Infrastructure Services from such subsidiary;

        a description of the types of Infrastructure Services provided to each such recipient;

        the dollar amount of the Infrastructure Services provided to each such recipient;

        a description of the method used in charging each such recipient for such Infrastructure Services, i.e., cost, or, if permitted, other than cost (citing the authority for providing the service at other than cost); and

        a reference to the agreement under which such Infrastructure Services were provided.

         Except to the extent any such income statement or balance sheet is included within Cinergy's Annual Report on Form U5S, each report for the period ended December 31 will provide an income statement and balance sheet for each Cinergy subsidiary that provides Infrastructure Services for, and as of, the most recently completed fiscal year.

Item 2.  Fees, Commissions and Expenses

         Cinergy estimates total fees and expenses in connection with the preparation and filing of this Application of not more than $2,000, consisting chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10 and 11(b)(1) of the Act and rule 54 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs currently exceeds the "safe harbor" afforded by Rule 53(a). At September 30, 2004, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $852 million and Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,554 million. Accordingly, at September 30, 2004, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, the Commission issued an order in May 2001 (HCAR No. 27400, May 18, 2001 (the "May 2001 Order")) authorizing Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000, excluding certain restructuring investments as provided therein.3 Accordingly, at September 30, 2004, Cinergy had all requisite authority under the Act for an aggregate investment totaling $3,554 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level of the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. At December 31, 2000, the most recent period for which financial statement information was evaluated in the May 2001 Order, Cinergy's consolidated capitalization consisted of 41.3% equity and 58.7% debt. At September 30, 2004, Cinergy's consolidated capitalization consisted of 41.8% equity and 58.2% debt. Further, at September 30, 2004, Cinergy's senior unsecured debt was rated "investment grade" by all the major credit rating agencies. Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications);4 at September 30, 2004, Cinergy's consolidated common equity ratio was 41.1%.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will promptly provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

Item 5.  Procedure

         Cinergy requests that the Commission issue a notice of the proposed transaction by no later than February 25, 2005 and an order by not later than March 31, 2005 granting and permitting this Application to become effective. This timing is necessary to accommodate the impending expiration of the investment authority granted under the 2002 Order.

         Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Division of Investment Management may assist in the preparation of the Commission's order, unless the Division opposes the matters proposed herein; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

                           A        Not applicable

                           B        Not applicable

                           C        Not applicable

                           D        Not applicable

                           E        Not applicable

                           F-1      Preliminary opinion of counsel

                           G        Federal Register notice

                           H        Organizational Chart

        (b)      Financial Statements

                           FS-1     Audited 2003 and unaudited 2004 Reliant
consolidated financial statements (filed in paper format pursuant to claim for confidential treatment under Rule 104(b))

                           FS-2     Audited 2003 and unaudited 2004 Miller
Pipeline financial statements (filed in paper format pursuant to claim for confidential treatment under Rule 104(b))

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended
Application/Declaration on Form U-1 to be signed on its behalf by the officer indicated below.



                                                  Cinergy Corp.


                                               By:/s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Vice President and Treasurer

         February 15, 2005




1 To some extent, Rule 58 already permits a registered holding company to acquire the securities of new or existing companies engaged in selling traditional infrastructure services. For example, under Rule 58(b)(1)(vii), an "energy-related company" may engage in "[t]he sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation." Also, Rule 58(b)(1)(ix) permits such companies to engage in "[t]he ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities." However, Rule 58, by its terms, has no application to companies engaged in "energy-related" activities outside the United States. Moreover, some activities that fall within the definition of Infrastructure Services (e.g., trenching to install water or sewer lines, installation of fiber optic cables, etc.) may not come within the scope of "energy-related" activities permitted under Rule 58, but are nevertheless very similar in terms of the kinds of expertise, technologies and equipment that are utilized in order to perform such services.

2 CSN has one subsidiary, Fiber Link, LLC, an Indiana limited liability company, that is not an IS Subsidiary but rather is an ETC as certified by the Federal Communication Commission. Fiber Link holds conduit inventory for sale to the telecommunications industry.

3 The May 2001 Order reserved jurisdiction over, and excluded from the aggregate investment limitation described in the text, Cinergy's proposal regarding the potential transfer of CG&E's and PSI's generating assets to one or more EWG affiliates and Cinergy's proposed aggregate investment therein, which would not exceed the net book value of such generating assets at the time of transfer.

4 See Cinergy Corp., et al., HCAR No. 27190, June 23, 2000.